UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 000-26495

CYREN Ltd.
(Translation of registrant's name into English)

1 Sapir Road, 5th Floor Beit Ampa, P.O. Box 4014 Herzliya 46140, Israel
 (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

On May 15, 2015, CYREN Ltd. (the“Company”) entered into an At the Market Offering Agreement (the “Agreement”)  with Craig-Hallum Capital Group LLC, as sales agent  (“Craig-Hallum”), pursuant to which the Company may offer and sell, from time to time through Craig-Hallum, ordinary shares of the Company,  par value NIS 0.15 per share (the “Ordinary Shares”), having an aggregate offering price of up to $12,000,000 (the “Shares”). Any Shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-196957) and the related prospectus previously declared effective by the Securities and Exchange Commission (the “SEC”) on July 3, 2014, as supplemented by a prospectus supplement, dated May 15, 2015, which the Company filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act.

Under the Agreement, Craig-Hallum may sell Shares by any method permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on the Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares, sales to or through a market maker.  Craig-Hallum may also sell Shares in privately negotiated transactions with the Company’s prior written approval.

The offering of Shares pursuant to the Agreement will terminate upon the earlier of (a) the sale of all of the Shares subject to the Agreement or (b) the termination of the Agreement by Craig-Hallum or the Company, as permitted therein.

The Company will pay Craig-Hallum a commission rate of 3.0% of the aggregate gross sales prices of the Shares unless Craig-Hallum acts as principal, and has agreed to provide Craig-Hallum with customary indemnification and contribution rights. The Company will also reimburse Craig-Hallum for certain specified expenses in connection with entering into the Agreement.

The Company intends to use the net proceeds raised through any “at-the-market” sales for general corporate purposes, including research and development, sales and marketing, and working capital.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference. The opinion of the Company’s counsel regarding the validity of the Shares that will be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Safe Harbor Statement

Any statements contained in this Current Report on Form 6-K that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the Company’s ability to develop, market and sell products based on its technology; the expected benefits and efficacy of the Company’s products and technology; the market acceptance for the Company’s products, and the risks related to the Company’s business, research, product development, regulatory approval, marketing and distribution plans and strategies. These and other factors are identified and described in more detail in the Company’s filings with the SEC, including its prospectus supplement filed with the SEC on May 15, 2015, and its annual report on Form 20-F filed with the SEC on April 30, 2015. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report. These cautionary statements should be considered with any written or oral forward-looking statements that the Company may issue in the future. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

Exhibits.

The following information is furnished to the SEC as part of this Current Report on Form 6-K:

Exhibit No.	Description

5.1	Opinion of Yigal Amon & Co.

10.1	At the Market Offering Agreement, dated May 15, 2015, by and between CYREN, Ltd. And Craig-Hallum Capital Group LLC.

23.1	Consent of Yigal Arnon & Co. (included in Exhibit 5.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN, Ltd.

By:	/s/ J. Michael Myshrall
Name: J. Michael Myshrall
Title: Chief Financial Officer

Date: May 15, 2015